UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                         (Amendment No. 1)*


                       Mandalay Digital Group, Inc.
-----------------------------------------------------------------------
                            (Name of Issuer)

                             Common Stock
-----------------------------------------------------------------------
                      (Title of Class of Securities)

                              562562207
-----------------------------------------------------------------------
                           (CUSIP Number)

                              09/30/2014
-----------------------------------------------------------------------
        (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:  562562207
------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS

    Verition Fund Management LLC

------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 (a) [_]

 (b) [_]

------------------------------------------------------------------------

3.  SEC USE ONLY

------------------------------------------------------------------------

4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware, USA

------------------------------------------------------------------------
                 5.  SOLE VOTING POWER:         0
NUMBER OF        -------------------------------------------------------
SHARES
BENEFICIALLY     6.  SHARED VOTING POWER:       318,512
OWNED BY         -------------------------------------------------------
EACH
REPORTING        7.  SOLE DISPOSITIVE POWER:    0
PERSON WITH:     -------------------------------------------------------

                 8.  SHARED DISPOSITIVE POWER:  318,512
------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    318,512

------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

    [_]

------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

    0.85% based upon 37,483,804 shares outstanding as of August 12st, 2014

------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    IA

------------------------------------------------------------------------

CUSIP No:  562562207
------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS

    Nicholas Maounis

------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 (a) [_]

 (b) [_]

------------------------------------------------------------------------

3.  SEC USE ONLY

------------------------------------------------------------------------

4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Connecticut, USA

------------------------------------------------------------------------
                 5.  SOLE VOTING POWER:         0
NUMBER OF        -------------------------------------------------------
SHARES
BENEFICIALLY     6.  SHARED VOTING POWER:       318,512
OWNED BY         -------------------------------------------------------
EACH
REPORTING        7.  SOLE DISPOSITIVE POWER:    0
PERSON WITH:     -------------------------------------------------------

                 8.  SHARED DISPOSITIVE POWER:  318,512
------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    318,512

------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

    [_]

------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

    0.85% based upon 37,483,804 shares outstanding as of August 12st, 2014

------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    HC, IN

------------------------------------------------------------------------

ITEM 1.

         (a) Name of Issuer:

             Mandalay Digital Group, Inc. (the "Issuer")

         (b) Address of Issuer's Principal Executive Offices:

             2811 Cahuenga Boulevard West
             Los Angeles, CA 90068

ITEM 2.

         (a) Name of Person Filing:

             This Statement is filed on behalf of each of the following persons: Verition Fund Management LLC and Nicholas Maounis (collectively, the "Reporting Persons"). This Statement relates to Shares (as defined herein) held for the account of Verition Multi-Strategy Master Fund Ltd. Verition Fund Management LLC serves as the investment manager to Verition Multi-Strategy Master Fund Ltd. In such capacity, Verition Fund Management LLC may be deemed to have voting and dispositive power over the shares held for Verition Multi-Strategy Master Fund Ltd. Mr. Nicholas Maounis is currently the managing member of Verition Fund Management LLC.


         (b) Address of Principal Business Office or, if none, Residence:

             One American Lane
             Greenwich CT 06831


         (c) Citizenship:

             Nicholas Maounis:  USA
             Verition Fund Management LLC:  Delaware USA


         (d) Title of Class of Securities:

             Common Stock (the "Shares")


         (e) Cusip Number:

             562562207


ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         Verition Fund Management LLC:

         (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [X]  An investment adviser in accordance with
                  (S)240.13d-1(b)(1)(ii)(E);

         (f) [_]  An employee benefit plan or endowment fund in accordance with
                  (S)240.13d-1(b)(1)(ii)(F);

         (g) [_]  A parent holding company or control person in accordance with
                  (S)240.13d-1(b)(1)(ii)(G);

         (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).


         Nicholas Maounis:

         (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [_]  An investment adviser in accordance with
                  (S)240.13d-1(b)(1)(ii)(E);

         (f) [_]  An employee benefit plan or endowment fund in accordance with
                  (S)240.13d-1(b)(1)(ii)(F);

         (g) [X]  A parent holding company or control person in accordance with
                  (S)240.13d-1(b)(1)(ii)(G);

         (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).


ITEM 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount Beneficially Owned:

             At the time of the event which requires filing of this statement, the aggregate number of Shares that the Reporting Persons may be deemed to beneficially own equals 318,512 Shares held for the accounts of Verition Multi-Strategy Master Fund Ltd.

         (b) Percent of Class:

             At the time of the event which requires filing of this statement, the number of Shares of which the Reporting Persons may be deemed to beneficially own constitutes approximately 0.85% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were 37,483,804 Shares outstanding as of Aug 12, 2014).


         (c) Number of shares as to which such person has:

             Verition Fund Management LLC and Nicholas Maounis:

                 (i)   sole power to vote or to direct the vote:

                       0

                 (ii)  shared power to vote or to direct the vote:

                       318,512

                 (iii) sole power to dispose or to direct the disposition of:

                       0

                 (iv)  shared power to dispose or to direct the disposition of:

                       318,512


ITEM 5.  Ownership of Five Percent or Less of a Class.


         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         See disclosure in Items 2 and 4 hereof. Verition Multi-Strategy Master Fund Ltd. has the right to receive dividends from, and proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.


Item 7.	 Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company.

         See disclosure in Item 2 hereof.


Item 8.	 Identification and Classification of Members of the Group.

         Not applicable.


Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                     SIGNATURE

      After reasonable inquiry and to the best my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  10/10/2014
     Verition Fund Management LLC
     By:  Ted Hagan
     Title:  CFO

      /s/ Ted Hagan
      -----------------


     Date:  10/10/2014
     Nicholas Maounis

     /s/ Nicholas Maounis
     ---------------------

                              EXHIBIT INDEX

Ex.		                                                Page No.
A.  Joint Filing Agreement, dated October 10, 2014
    by and among Reporting Persons...............................[ 7 ]

                              EXHIBIT A


                        JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Mandalay Digital Group, Inc. dated as of October 10, 2014 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


     Date:  10/10/2014
     Verition Fund Management LLC
     By:  Ted Hagan
     Title:  CFO

     /s/ Ted Hagan
     -----------------


     Date:  10/10/2014
     Nicholas Maounis

     /s/ Nicholas Maounis
     ---------------------